July 2, 2024

VIA EDGAR TRANSMISSION

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Arrow Investments Trust, File Nos. 333-178164 and 811-22638

Dear Ms. DiAngelo Fettig:

On June 6, 2024, you provided verbal follow-up comments as described below to Megan Clement on comment responses with respect to Form N-CSR, Form N-1A, and Form N-CEN filings for the fiscal year ended July 31, 2023 for the following series (each, a “Fund”) of Arrow Investments Trust (the “Registrant”): Arrow Reverse Cap 500 ETF, Arrow Managed Futures Strategy Fund, Arrow DWA Tactical: Balanced Fund, Arrow DWA Tactical: Macro Fund, Arrow DWA Tactical: International Fund, and Arrow DWA Tactical: Macro ETF. Please find below the Registrant’s responses to those follow-up comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Form N-CSR- Financial Statements

Comment 2. Regarding the Annual Report dated July 31, 2023 for Arrow DWA Tactical: Macro ETF (“Macro ETF”), the Consolidated Statements of Operations reflects affiliated investment activity, but this is not reflected in the Investments in Affiliated Companies table at Note 8 to Consolidated Financial Statements, as required by Regulation S-X 12-14, footnote 1.

Response. The Registrant confirms that future filings will include affiliated investment activity in the Investments in Affiliated Companies table in the notes to financial statements, if applicable.

Comment 6. With respect to the certifications required under Section 906 of the Sarbanes-Oxley Act of 2002, for DWAT, DWCR and Arrow Reverse Cap 500 ETF, the certifications reference Section 15(d) of the Securities Exchange Act only and omit reference to Section 13(a). Please file amendments to these certifications.

Response. The Registrant confirms that amended certifications were filed on June 24, 2024.

Comment 8. The summary prospectus for DWAT includes a statement that the fund does not invest in options or swaps, however the fund’s annual report reflects that it invested in options during the reporting period. Please reconcile the statement in the prospectus with the disclosure in Note 2 to the Financial Statements.

Response. The Registrant notes that a supplement to the prospectus for DWAT was filed on June 5, 2024 to delete the statement that the fund does not invest in options or swaps.

Form N-CEN

Comment 14. Please explain why item C.7.n. is not checked for the following funds: Arrow Managed Futures Strategy, Macro Fund, DWAT, and Balanced Fund. Please explain supplementally in the response which boxes the funds should have checked.

Response. The Registrant notes that Macro Fund and DWAT should have been marked indicating reliance on item C.7.b and C.7.n.i of Form N-CEN and C.7.n for Arrow Managed Futures Strategy and Arrow DWA Balanced Fund.  The Registrant notes that the responses to these items were inadvertently missed on the submitted Form N-CEN filing. The Registrant will confirm responses to this item of Form N-CEN with the Trust’s Chief Compliance Officer prior to submission for future filings.

If you have any questions or additional comments, please call the undersigned at (202) 973-2732.

Very truly yours,

/s/_Megan W. Clement____

Megan W. Clement